July 14, 2011

Re:	Health Directory Inc.
Registration Statement on Form S-l Filed
May 27, 2011 File No. 333-174581

Dear Mr. Houseal:

We represent Health Directory, Inc. (“Health Directory” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 22, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on May 27, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary

Overview, page 1

1.
Please expand this section to provide a concise description of the developmental status and current functionality of your website and explain briefly any changes that must be implemented to yield a website that will be fully functional and capable of generating revenues.

Response: Our website is fully functional. Additional information has been added on page 1 to disclose that our website is fully functional and generating revenue.

2.
Given the status of your development, please explain why your objective to become the leading online health directory website should receive prominent presentation in the summary. It appears instead that you should focus on the substantial competition in your intended business and the advantages enjoyed by established competitors, relative to your company.

Response: The Registration Statement on Form S-1/A has been revised on page 1 to remove the prominent presentation of our objective to become the leading online health directory website.

Risk Factors

Risks Related to Our Business, page 2

General

3.
We note that you intend to generate revenues from commissions earned based upon the sales of products by your advertisers. Please tell us whether you considered including risk factor disclosure discussing any material risks associated with the fact that your ability to earn revenue will be directly dependent upon the ability of your advertisers to sell their products.

Response: The Registration Statement on Form S-1/A has been revised on page 3 to disclose a risk stating that our ability to generate revenue is contingent upon our advertisers’ ability to make sales.

4.
Your risk factors should include quantitative information that informs investors of the scope of the risk of the identified condition or uncertainty, to the extent applicable. For example, the first risk factor on page 3 should state the minimum dollar amount of additional capital that you estimate is needed to fund your planned operations for a period of 12 months from the date of the prospectus. Similarly, the paragraph that discusses the increased costs you expect to incur as a reporting company should be expanded to contain your estimate of the minimum additional annual expenses you expect to incur once you become subject to the periodic reporting obligations of the Securities Exchange Act.

Response: The Registration Statement on Form S-1/A has been revised on page 2 to disclose the minimal amount of funds we believe we need in order to sustain our business operations for the next 12 months, and each year thereafter.

Other

5.
It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to disclose that there is a risk to our investors and potential investors that we will not be subject to the reporting requirements imposed on Section 15(d) registrants and how the reporting requirements differ for fully reporting companies and companies exempt from such reporting. However, we do not intend to only comply with the limited reporting requirements imposed by Section 15(d). We intend to file our quarterly and annual reports pursuant to Section 13.

6.
It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K. that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to include a risk factor relating to the possibility of the Company not being subject to the reporting obligations under Section 15(d) and that as a result we will not be required to provide periodic reports following the Form 10K that will be required for the fiscal year in which our registration statement becomes effective.

7.
We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. Tell us what consideration you have given to providing a paragraph that addresses the potential risks that are posed by those facts. We also note that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please advise what consideration you have given to these matters in preparing your risk factors.

Response: The Registration Statement on Form S-1/A states on page 15 that our auditors have raised substantial doubt about our ability to continue as a going concern. Such language has been added to page 1. Further, the Registration Statement on Form S-1/A has been revised on page 6 to disclose a risk factor regarding the risks posed as a result of our exemption from the auditor attestation requirements concerning management’s report on the effectiveness of our internal controls over financial reporting until our second annual report so long as we are a smaller reporting company.

Description of Business

Website Marketing Strategy & Revenue Generation, page 12

8.
We note that you anticipate earning revenues through commissions based on sales made by your advertisers. Please describe in more detail the existing or anticipated arrangements between your company and the advertisers. We note that your website currently links to web pages of various suppliers of healthcare-related products and services.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to disclose the arrangements we have with our advertisers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 14

9.
Please include a reasonably detailed description of how you intend to implement your business plan over the next twelve months. To the extent possible, you should provide quantitative estimates of any planned material expenditures necessary to implement your business plan over the next twelve months. For guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Response: The Registration Statement on Form S-1/A has been revised to disclose how we intend to implement our business plan over the next twelve months.

Directors. Executive Officers. Promoters and Control Persons, page 15

10.
Please expand the biographical information concerning Dr. Haider to identify the principal employer and principal occupation in which she was employed for a minimum period of five years, indicating the year and month of service in each such position served during that period. See Item 401 of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to disclose biographical information concerning Dr. Haider for a minimum period of five years.

Summary Compensation Table, page 15

11.
The note to the table and other text in the prospectus indicate that three million shares were issued to your chief executive officer upon formation; however, the statement of shareholders' equity on page F-4 indicates that two million shares were issued in the transaction. Please reconcile the inconsistency.

Response: The Summary Compensation Table on page 16 has been revised to disclose that our CEO was issued two million shares of common stock.

Part II

Exhibits and Financial Statement Schedules, page 11-3

Exhibit 23.1

12.
We note that the consent references Li & Company's report "relating to the balance sheet of Health Directory Inc. as of March 31, 2011, and the related statements of stockholders' equity and cash flows for the period from September 29,2010 (inception) through March 31, 2011." However, we note that the Report of Independent Registered Public Accounting Firm on page F-l references the statement of operations in addition to the financial statements included in the consent. Please amend your filing to include an updated consent that is consistent with the audit report.

Response: A revised Exhibit 23.1 that is consistent with the audit report has been attached.

Signatures, page 11-4

13.
It appears that only the registrant has signed the registration statement. The registration statement must also be signed by specified persons in their individual capacities, including the company's principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors. See Instruction 1 to Signatures in the Form S-l. If any person occupies more than one of the specified positions required to sign the Form S-l, you must indicate on the signature page all of the capacities in which the person is signing the Form S-l. The appropriate text specified in the Form S-l should precede the signatures provided by the required individuals.

Response: The registration statement has been revised to include the signature of Dr. Haider in her individual capacity.

Very truly yours,

ANSLOW & JACLIN LLP